Exhibit 99.5

SHAREHOLDERS FOR INTELLIPHARMACEUTICS INTERNATIONAL INC.
NOTICE-AND-ACCESS NOTIFICATION TO SHAREHOLDERS

You are receiving this notification as Intellipharmaceutics International Inc. (the “Company”) has decided to use the notice-and-access model for delivery of meeting materials to shareholders in connection with the Company’s annual meeting of shareholders to be held on April 18, 2017 (the “Meeting”). Under notice-and-access, shareholders still receive a form of proxy or voting instruction form enabling them to vote on the matters described in the Management Proxy Circular and presented at the Meeting; however, instead of a paper copy of the Notice of 2017 Annual Meeting and Management Proxy Circular and the Company’s annual financial statements for the year ended November 30, 2016 (the “Meeting Materials”), shareholders receive with this notice information on how to access the Meeting Materials electronically. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and also will reduce the cost of printing and mailing the Meeting Materials to shareholders.

MEETING DATE AND LOCATION:
WHEN: Tuesday, April 18, 2017 at 10:30 a.m. (EST)
WHERE: National Club, 303 Bay Street, Toronto, Ontario

Shareholders will be asked to consider and vote on the following matters, which are described in the “Particulars of Matters to be Acted On” section of the Management Proxy Circular:

1.	To elect (6) directors; and
2.	To appoint the auditor and to authorize the directors to fix the auditor’s remuneration.
OTHER BUSINESS:
Shareholders may be asked to consider other items of business that may be properly brought before the Meeting. Information respecting the use of discretionary authority to vote on any such other business may be found in the “Solicitation of Proxies” section of the Management Proxy Circular.

REMINDER & ELECTRONIC ACCESS:

Shareholders are reminded to review the Meeting Materials prior to voting.

Electronic copies of the Meeting Materials are at www.sedar.com and www.intellipharmaceutics.com/proxy.cfm.

HOW TO OBTAIN PAPER COPIES OF THE MEETING MATERIALS:
Registered and beneficial shareholders may request paper copies of the Meeting Materials to be sent to them by postal delivery at no cost to them. Should you wish to receive paper copies of the Meeting Materials or have any questions, including questions about notice-and-access, please contact us at 1-800-275-0139 or investors@intellipharmaceutics.com. A request for paper copies of the Meeting Materials should be made no later than April 3, 2017 in order to allow sufficient time for the shareholders to receive the paper copies and to return their relevant voting document by the proxy deposit date. For requests received prior to the date of the Meeting, paper copies of the Meeting Materials requested will be sent within three business days after receiving the request; for requests received on or after the date of the Meeting (and within one year), paper copies of the Meeting Materials requested will be sent within 10 calendar days after receiving the request. The Meeting Materials will remain available at the Company’s website listed above for one year.

VOTING:
Registered shareholders are asked to return their proxies using the following methods by the proxy deposit date noted on the form of proxy:

SCAN COPY BY EMAIL:	proxy@canstockta.com
FACSIMILE:	416-368-2502; 1-866-781-3111
MAIL:	return your signed proxy by mail using the enclosed business reply envelope
Secretary of Intellipharmaceutics International Inc.
c/o CST Trust Company
P.O. Box 721
Agincourt, ON M1S 0A1
Attn: Proxy Dept.

Beneficial shareholders are asked to return their voting instructions as indicated on their voting instruction form (VIF). Votes must be received no later than 10:30 a.m. (EST), April 17, 2017 at the offices of the Company’s Transfer Agent.